UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 1-16119
NOTIFICATION OF LATE FILING	CUSIP NUMBER 784121105

(Check one):	✓	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form 10-D	Form N-SAR	Form N-CSR

	For Period Ended:		December 31, 2008

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

PharmaNet Development Group, Inc.
Full Name of Registrant.

SFBC International, Inc.
Former Name if Applicable

504 Carnegie Center
Address of Principal Executive Office (Street and Number)

Princeton, New Jersey 08540
City, State and Zip Code:

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

✓

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

PharmaNet Development Group, Inc. (the “Company”) will not be able to file its Annual Report Form 10-K for fiscal year ended December 31, 2008 (the “Form 10-K”) by March 16, 2009. As the Company previously disclosed on February 3, 2009, the Company entered into an agreement and plan of merger (the “Merger Agreement”) with JLL PharmaNet Holdings, LLC (“Parent”) and PDGI Acquisition Corp., a newly formed, wholly-owned subsidiary of Parent (the “Purchaser”), pursuant to which the Purchaser commenced a cash tender offer (the “Offer”) to acquire all of the outstanding shares of common stock of the Company at a price per share equal to $5.00.  The Offer was expected to expire on March 12, 2009 at 12:00 midnight, New York City time (the “Initial Expiration Date”).  As disclosed on March 13, 2009, the Offer will now expire at 12:00 midnight, New York City time, on March 19, 2009, unless further extended by Parent and Purchaser.  Because the efforts of the Company’s management have been focused on the Offer, the Merger Agreement and the transactions contemplated thereby, the Company is unable to file the Form 10-K within the prescribed period of time.

The Company believes that the expiration of the Offer before or after the Form 10-K is filed may have an impact on facts and circumstances affecting the Company and the Company’s related disclosures in the Form 10-K, including the Company’s disclosures regarding our ability to address the pending August 15, 2009 put obligations under  the Notes (as defined below).  Based on information provided by American Stock Transfer and Trust Company, the Depositary for the Offer, as of the Initial Expiration Date, a total of approximately 17,286,075 shares representing approximately 87.32% of the outstanding shares of common stock of the Company (in addition to 4,817,627 shares tendered under guaranteed delivery procedures), had been validly tendered and not withdrawn as of the Initial Expiration Date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	John P. Hamill	(609)	951-6800
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			✓	No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			✓	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Direct revenue, which does not include reimbursed out-of-pocket expenses, was $357.7 million for the year ended December 31, 2008, compared to $362.5 million for the corresponding 2007 period. This decrease is attributable to lower revenues in the late stage segment primarily due to project cancellations and postponements, partially offset by growth in the early stage segment. Total costs and expenses for the year ended December 31, 2008 were $695.6 million, compared to total costs and expenses of $448.8 million in the corresponding 2007 period. This increase is primarily attributable non-cash impairment charges related to goodwill and indefinite-lived assets of $248.5 million, of which $237.0 million related to goodwill and $11.5 million related to indefinite-lived assets. For the year ended December 31, 2008 net loss was $251.1 million, or $12.96 per diluted share, compared to net earnings of $12.9 million, or $0.63 per diluted share for the year ended December 31, 2007. Total assets amounted to $324.5 million as of December 31, 2008, compared to assets, excluding those attributable to discontinued operations of $609.6 million as of December 31, 2007. The change in total assets is primarily attributable to the non-cash impairment charge related to goodwill and indefinite-lived assets discussed above. Long-term obligations and capital leases, including current portion was $149.2 million as of December 31, 2008, compared to $152.9 million as of December 31, 2007. As of December 31, 2008 and 2007, the Company had issued and outstanding $143.8 million principal amount of 2.25% Convertible Senior Notes due 2024 (the “Notes”).

PharmaNet Development Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 16, 2009	By:	/s/
John P. Hamill, EVP and Chief Financial